EXHIBIT 99.3

CODE OF BUSINESS
CONDUCT
May 2004

1.	GENERAL

Extendicare has published guidelines, which define Extendicare’s philosophy and expected code of conduct for all employees. Our Code starts with these general principles;
•	Honesty is characterized by truthfulness and the absence of deception and fraud. These qualities are unchanging, not relative and shall not vary within our Company.

•	Employees should question and seek clarification on the Code when they are unclear.

•	There is no conflict between attention to profit and attention to conduct; the two can go hand-in-hand.
These are the overriding principles, which must guide us in the conduct of the Company’s business.

This Code shall in no way relieve any employee from complying with any laws, statutes, regulations, by-laws, rules or specific instructions of the Company.

In instances where other policies or guidelines within the Company speak to the same issue, the employee is bound by the higher standard.
2.	APPLICATION

This Code of Business Conduct applies to designated employees of Extendicare Inc. (“EI”, referred to as the “Company”), and each of its subsidiaries/business units, including: Extendicare Health Services, Inc. (“EHSI”); Virtual Care Provider, Inc. (“VCPI”); Extendicare (Canada) Inc. (“ECI”); and ParaMed.

Employees covered by this Code include:

EI	all employees and members of the Board of Directors

EHSI/VCPI	all corporate office and regional office staff;
nursing home Administrators and Directors of Care or equivalent and above (remaining employees adhere to a separate comprehensive EHSI Code of Conduct)

ECI/ParaMed	all corporate office and regional office staff;
nursing home Administrators and Directors of Care; and ParaMed Branch Managers

The U.S. and Canadian operations each have additional standards of conduct, which apply to the above mentioned employee groups as well as all remaining employees within the specific operating groups.
3.	FINANCIAL TRANSACTION INTEGRITY

No payment by or on behalf of the Company shall be made without adequate supporting documentation. No undisclosed or unrecorded fund or asset of the Company shall be established or maintained for any purpose. Employees must comply with legal requirements, generally accepted accounting principles and the Company’s accounting controls. Complete and accurate information is to be given in response to inquiries from the Company’s internal and outside independent auditors.

4.	TRADING IN EXTENDICARE SECURITIES

Employees and family members are free to buy and sell Company securities unless any of the trading restrictions set out below apply. However, under no circumstances should Company securities be sold “short”.

Trading Restrictions

The restrictions against what is commonly known as “insider trading” apply to persons or companies “in a special relationship” with a public company. Persons in a “special relationship” with the Company include:
•	Every director and/or officer of the Company.

•	Every employee of the Company.

•	Every person who learned of a material fact or material change with respect to the Company from any other person described in these clauses, and who knew or ought reasonably to have known that the other person was a person in a special relationship with the Company (eg. spouses, children, friends).
A person in a “special relationship” with a public company may not purchase or sell its securities with knowledge of a material change or material fact which has not been generally disclosed to the public. A “special relationship” person may not give such information to another person (“tippee”) other than in the ordinary course of business, whether or not the tippee uses the information for trading purposes.

Confidential Information and Material Facts and Changes

As the terms “confidential information”, “material fact” and “material change” are difficult to define comprehensively, the following points should be kept in mind.

Any information which, if publicly disclosed, (i) might have an effect on the value or market price of the Company’s securities, or (ii) might affect the individual investment decision of a reasonable investor, must not be used by an employee as a basis for trading in Company securities. A few examples of information that an employee shall not use include:
•	Preliminary annual or quarterly financial results. Employees involved in the preparation of the Company’s financial results or who have knowledge of such prior to public dissemination are not permitted:
•	To trade in Company securities within the 20-DAY PERIOD PRIOR TO the public release of quarterly or annual results.

•	To trade in Company securities within the 24-HOUR PERIOD FOLLOWING any material public announcement or the release of financial information.
•	Acquisitions of other companies (including the possibility of a take-over bid or the merger with another company) and dispositions of existing operations.

•	Changes in dividend rates.

•	Changes in earnings or earnings estimates.

•	Launching of major new products or services.

•	Significant litigation.

•	Significant shifts in operating or financial circumstances, such as cashflow reduction or major write-off.

•	Significant new contracts or loss of business.

•	The possibility of a public offering of securities.
Employees must wait 24-hours following the issuance of any material public announcement before commencing any trades.

The above trading restrictions do not apply to the exercise of expiring stock options.

Failure to observe this Code could result in termination of employment. An insider who disregards the above prohibitions may be subject to criminal liability, including fines and/or imprisonment. In addition, insiders can also be liable for stock market profits made by an outside party to whom a friendly “tip” on an important unannounced development has been made.

Any questions as to the application of the foregoing to a particular case, should be directed to the Corporate Secretary.

5.	INSIDER TRADING AND REPORTING

Certain employees or directors of the Company are considered ‘Insiders’ by virtue of their position within the Company. As such, they are required to file an ‘Insider Report’ detailing any trades, or stock option activity, with respect to the Company’s securities. Such reports must be filed within 10 calendar days of the activity.

Because of the severe penalties associated with insider trading, it is generally not considered wise to actively trade in the securities of the Company. It is recommended that purchases of Company stock be made for long-term investment purposes and not for short-term “flips”.
For those subject to ‘Insider Reporting Requirements’, we request that you notify the Chief Executive Officer prior to completing any trade in the Company securities.

Insiders Subject to Insider Reporting Requirements

If you are considered an Insider of Extendicare Inc., you are obliged to report each trade which you make in securities of Extendicare Inc. with each of the securities commissions in which Extendicare is registered. The term ‘securities’ includes stock options, and the term ‘trade’ includes the granting and exercising of stock options.

You are an Insider of Extendicare if you are:
(a)	a director or ‘senior officer’ of Extendicare or of one of its subsidiaries;

(b)	a director or ‘senior officer’ of a company that is itself an insider of Extendicare;

(c)	a person or company that has direct of indirect ‘beneficial ownership’ of, or control or direction over, or a combination of direct or indirect ‘beneficial ownership’ of and control or direction over, voting securities of a reporting issuer carrying more than 10% of the voting rights attached to all Extendicare’s outstanding voting securities; or

(d)	Extendicare itself, where it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.
Insider reporting serves two functions. First, it provides information to the market about the trading activities of those who manage or control the Company. Second, it serves to deter insider trading based on confidential information, since insiders know they must disclose all of their trades to the public.

If you have any questions as to the application of the foregoing to a particular case, please contact the Corporate Secretary or obtain independent legal advice.

Filing of an Insider Report

Insider Reports are now filed electronically in Canada through the System for Electronic Disclosure by Insiders, or SEDI, at www.sedi.ca. The Corporate Secretary of Extendicare is a filing agent of SEDI, and therefore can do the necessary filings on your behalf upon registering you with SEDI as an Insider of Extendicare. Please contact the Corporate Secretary with the details of any of your trading activity in order that an Insider Report may be filed within 10 days of the transaction.

Should you wish to file your own Insider Reports you may do so by registering online with SEDI as a SEDI user. A copy of your Insider Report should be provided to the Corporate Secretary.

Extendicare is currently a ‘foreign private issuer’ in the United States, and therefore Insiders are not required to file Insider Reports with the SEC or NYSE, as they rely on the Canadian filings.

Initial reports

Initial Insider Reports must be filed within 10 calendar days of becoming an Insider. That Report must disclose your ‘holdings’ in securities of Extendicare at the date you became an Insider. If you do not ‘hold’ any securities of Extendicare when you become an Insider, you are not required to file an initial Insider Report until such time as you make your first trade in securities of Extendicare.

Reports of changes

As an Insider, you must also file an Insider Report within 10 calendar days after a change in your ‘holdings’ of Extendicare occurs. In these reports, you must report each transaction or event that led to a change in your ‘holdings’.

You are not required to include the ‘trades’ or ‘holdings’ of your spouse or children, unless you have control over the trading or voting of such stock — either through a formal written agreement or informal arrangement. See definition of ‘control or direction’ below.

Transactions must be reported separately and cannot be combined. Transactions should be grouped by class of security and listed in chronological order. The classes of securities would include all of the common and preferred shares of Extendicare and any stock options.

Definitions

Beneficial owner

You are the ‘beneficial owner’ of securities if you have an equitable right to them, whether or not they are registered in your name. Many insiders hold securities, which are registered in the name of an investment firm, depository, trustee or bank, but the individual remains the beneficial owner. You are also deemed to be the beneficial owner of securities that are beneficially owned by: a company that you control, or; by an affiliate of any company that you control — in this case you would be an ‘indirect beneficial owner’.

Indirect beneficial ownership

A person is an ‘indirect beneficial owner’ when their securities are held through a company, affiliated company, family trust or other legal entity. For example, you are an indirect beneficial owner of securities that are held by a company that you control or its subsidiaries.

Control or direction

You have ‘control or direction’ over securities if you, directly or indirectly, though any contract, arrangement, understanding or relationship or otherwise have or share:
•	voting power, which includes the power to vote, or direct the voting of, the securities; or

•	investment power, which includes the power to buy or sell, or to direct the purchase or sale of, the securities.
Hold(ings)

For the purposes of this discussion share ‘hold(ings)’ refers to direct or indirect beneficial ownership, control or direction over.

Senior officer

You are a ‘senior officer’ of Extendicare if you are:
(a)	the chair or a vice-chair of the board of directors, the president, a vice-president, the secretary, the treasurer or the general manager of the Company or any other individual who performs functions for the Company similar to those normally performed by an individual occupying such office; and

(b)	each of the five highest paid employees of an issuer, including any individual referred to in clause (a).
6.	CONFLICT OF INTEREST

Each employee owes primary business loyalty to the Company and must avoid engaging in any business or other interest, which may conflict with the duties and responsibilities owed to the Company.

It is the employee’s responsibility to identify and to report any possible or actual conflict of interest regardless of whether or not the employee derives benefit. Conflict, without limiting the generality, includes the following:
•	Engaging in any business or other interest outside the Company, which creates a demand upon the time and effort of the employee on the job or a conflict of interest in the form of an obligation, interest, distraction or participation, which would interfere with the independent exercise of judgment and efforts in the Company’s best interests.

•	Serving as directors, officers, or employees of, or performing services or consulting work for, any organization, which has or may have dealings with the Company or compete with the Company, unless the Company gives its prior approval.

•	Controlling, directly or indirectly, including any material interest in an organization which might supply goods and/or services to the Company, or compete with the Company unless the Company gives its prior approval.

•	Influencing negotiations or transactions between the Company and its suppliers, contractors, customers, or other outside parties, where there is a personal, commercial, or financial interest in the outcome of the negotiations.

•	Seeking, accepting or offering, whether directly or indirectly, any: payments, commissions or fees, that are excessive in relation to the services rendered, discounts, gifts, excessive entertainment, services, valuable privileges, loans (other than conventional loans from lending institutions) or other favours from/to any public official, any person or business organization that does, or seeks to do, business with, or is a competitor of, the Company.

•	Fees received for taking part in a public speaking engagement or a public radio/television performance, to which an employee is invited, either as a result of their position as an employee or because of knowledge the employee had derived from employment with the Company, must be remitted to the Company.

•	Modest favours, gifts or entertainment may be accepted or furnished, by employees whose duties permit them to do so, provided that all of the following criteria are met:
•	The public disclosure of the facts would not embarrass the Company, the employee, or the recipient.

•	The practice does not contravene any law and is in accordance with generally accepted business practice.

•	The items in question are not in the form of cash or securities and are of sufficiently limited value so as to be incapable of being construed by an impartial observer as a bribe, payoff, or other improper incentive.
•	Employees are not to accept any money or gifts from residents/clients. Bequests left to employees in a will from a resident/client is a contravention of this policy. Any such bequests must be disclosed to the Chief Executive Officer of Extendicare Inc.

7.	CONFIDENTIALITY

It is understood that you will not disclose Extendicare’s systems, operations, records, strategies, or business plans to any person other than as directed by Extendicare. Also, you shall not use, for your own purposes or for the purposes of others, any such information you may acquire in relation to the business or operation of Extendicare.

It is agreed that you will return all materials, which contain such confidential information to Extendicare immediately upon the termination of your employment or upon request by Extendicare at any time.

Confidential information about the Company, its customers, clients, suppliers, or employees should not be divulged to anyone other than persons who are authorized to receive such information. When the employee is in doubt as to whether certain information is confidential, no disclosure should be made without first seeking clarification from your supervisor. The basic Code of caution and discretion in the handling of confidential information extends to both external and internal disclosure.

Care must be taken to safeguard the confidentiality of internal information. For example, sensitive documents are not to be left lying on desks. Visitors are not to be left unattended in offices containing internal Company documents. Confidential material should not be discussed in common places where one may be overheard.

Confidential information obtained as a result of employment with the Company is not to be used by an employee for the purpose of furthering any private interest, or as a means of making personal gains. Use or disclosure of such information can result in civil or criminal penalties, both for the individuals involved and for the Company.

In the course of any job, an employee may become aware of personal and confidential information. The Company depends on the integrity and loyalty of each employee to keep private all such information. Each employee may also depend on their supervisor to keep confidential any personal matters discussed.

The health information of patients and residents receiving services from the Company must be treated with strict confidentiality. Company employees who have access to such information must use and disclose it only in accordance with applicable legal requirements.

Employees in the Company’s U. S. operations are required to comply with the privacy and security requirements for the protected health information of residents and patients imposed by the Health Insurance Portability and Accountability Act of 1996 (HIPAA).

Employees in the Company’s Canadian operations are required to comply with the privacy legislation in jurisdictions where applicable.

8.	COMMUNICATION

Communication on behalf of the Company with the media, securities analysts, and investors must be made only by specifically designated representatives of the Company. If an employee receives any inquiry relating to the Company from the media, a securities analyst, or an investor, it should be referred to the Manager of Investor Relations, the Corporate Secretary or the Chief Financial Officer of Extendicare Inc.

9.	POLITICAL AND CHARITABLE CONTRIBUTIONS

Contributions to charitable organizations, political parties, candidates or campaigns (including dinners, donations and all other fundraising activities) shall not be made on behalf of the Company unless approved by the Chief Executive Officer of Extendicare Inc.

The Company encourages individual employees to participate in the political process to the extent they wish to do so.

10.	WORKPLACE HARASSMENT POLICY/OFFENSIVE BEHAVIOUR POLICY

The Workplace Harassment Policy/Offensive Behaviour Policy sets out the Company’s standing commitment to providing and sustaining an environment that recognizes the dignity and worth of all employees and contributes to personal productivity and quality of working life.

The Company is committed to providing a workplace that is free from harassment for its employees. Each employee has the right to work in an environment that is free from harassment because of gender, sexual orientation, race, creed, religion, ancestry, place of origin, colour, ethnic origin, citizenship, age, record of offences, marital status, family status, disability, physical size/weight, pregnancy, veteran status or any other ground that is in violation of the law.

Copies of the Workplace Harassment Policy/Offensive Behaviour Policy may be obtained from your supervisor or the Human Resources Department.

11.	EMPLOYMENT OF RELATIVES

(the term relatives or related includes in-laws or any relationships that may be perceived as having a conflict of interest)

Senior employees may have the ability or perceived ability to influence employment decisions including hiring, promotions, salary increases, etc. In order to ensure the utmost objectivity and to protect the senior employees from charges of nepotism, the following Code will apply to all employees equivalent to or more senior than the level of Assistant Vice-President (hereafter called “senior manager”).

If a hiring authority deems that the most qualified applicant for a vacancy is related to a senior manager, written approval to hire the applicant must be made by the Chief Executive Officer of Extendicare Inc. prior to an offer of employment being made. Relatives of senior managers currently employed must be disclosed in writing to the Chief Executive Officer of Extendicare Inc. It is not the intent of this Code to preclude relatives from employment with Extendicare.

This procedure will also apply in the case of a promotion or any other changes in terms of employment of an employee related to a senior manager.

Where a relative of a senior manager works for a company that provides goods and/or services to the Company, and where the relative provides a service, benefits directly, receives a commission, a fee, or a bonus, or enters into contractual agreements, any existing arrangements must be disclosed in writing to the Chief Executive Officer of Extendicare Inc. Written approval to enter into future arrangements of this nature must be obtained from the Chief Executive Officer of Extendicare Inc. prior to finalization.

Employment requirements for summer students related to employees must be disclosed and have the pre-approval of the division head of EHSI or ECI.

12.	THE FOLLOW-THROUGH

There are two broad actions we can take to ensure that the Code happens in practice:
•	The first action is to provide an environment that supports open dialogue about issues.

Employees are encouraged to seek counsel for help handling difficult judgment decisions — those “grey areas” where it is often hard to pinpoint what is required. The Extendicare system is very simple, ask the person to whom you report. Never hesitate to talk to a supervisor about the Code, no matter how small or insignificant the question may seem. Remember the time to bring up a question regarding the Code is before rather than after the fact.

Retaliation against an employee who makes a “good faith report” will not be tolerated. Employees will not be reprimanded for reporting violations of the Code.

Supervisors are to maintain an “open door” policy with regard to questions about the Code. No one should be uncomfortable handling a question concerning the Code.

•	The second action is establishing a process that will make this Code an integral part of managing our business. This process is as follows:
•	Any employee who knows of a violation or a potential violation must report it immediately. The normal report would be to the person to whom an employee reports or a facility or function head. In situations where an employee is uncomfortable with this, report it to the Chief Executive Officer of Extendicare Inc. or the division head of EHSI and ECI.

•	Supervisors are to investigate any alleged violation of the Code.

•	Employees who violate the Code may be subject to discipline up to and including termination and depending on the seriousness of the violation, risk criminal charges. Employees may also be subject to discipline for being aware of a violation and failing to report it. Further discipline may be appropriate where a responsible employee’s failure to detect a violation is attributable to his/her negligence or reckless conduct.

•	Each employee covered by the Code must sign a certification of the Code stating:
•	s/he will comply with the Code

•	s/he will review the Code with employees who report to them

•	s/he will investigate all alleged violations of the Code

•	s/he will report any violations of the Code
•	A new certification page must be signed with each revision of this Code.
13.	GENERAL CORPORATE POLICIES

Software Purchases

Software purchase totalling $50,000 or more (single or multi-license) shall not be made without prior approval of the Chief Executive Officer of Extendicare Inc.

Any other software purchases not covered by the above, must be approved by the department head of the Information Systems/ Technology Department.

Travel

All company paid business travel must be in economy class regardless of the distance. Employees must arrange to travel in a manner that allows the best possible fare in the circumstances. Designated, approved travel agencies should be used to book travel arrangements. Individual credit cards should not be used unless the employee is unable to use the Company travel agent.

Company Credit Card

No employee shall have a Company credit card, unless pre-approved by the Chief Executive Officer of Extendicare Inc.

The Company will not reimburse employees for their annual fee on personal credit cards.

Meals and Entertainment

All meals and entertainment expenses that cover more than one individual must be submitted by the most senior employee in attendance. Expenses may only be claimed with respect to an employee who is away from their regular place of work. Alcohol is not an allowable expense. An exception to the alcohol restriction will be considered in certain cases of business development. Such exceptions must be pre-approved where possible by a Senior Vice-President or more senior executive. These expenses should be reasonable in the circumstance and will be reviewed by the internal auditor from time to time. Expenses considered business development should be submitted on a separate expense report from other expenses. All Meals and entertainment expenses must be submitted on an expense report, not direct billed, with an explanation of the purpose and a list of participants. The receipts must include the itemized bill not just the credit card chit.

Employees are expected to be familiar with and comply with more detailed expense reimbursement policies as set out in other employee manuals, human resource manuals, etc.

Signing of Legal Documents

For contracts in all subsidiaries, which either (a) have a term in excess of one year, or (b) involve expenditures or revenues in excess of $50,000 per year, the following actions are required:
•	A term sheet prepared outlining the material details and requirements of the contract.

•	The term sheet is approved by the division head of EHSI or ECI as evidenced by a signature on the term sheet.

•	The term sheet is forwarded to the Chief Executive Officer of Extendicare Inc. for approval as evidenced by a signature on the term sheet.

•	After the division head of EHSI or ECI and Chief Executive Officer approval, the Legal Department will either review (or draft) the proposed contract or arrange to have it reviewed (or drafted) by outside counsel. The Chief Executive Officer may waive this.

•	The Legal Department will confirm the final contract is consistent with the previously approved term sheet prior to signing/executing the final contract.
In addition, the U.S. Legal Department must review and approve (from a legal perspective) all EHSI contracts which either (a) directly or indirectly affect or involve patient care and (b) involve an expenditure of $7,500 or more per year.

Extendicare Inc. Website

Extendicare’s website (www.extendicare.com) represents the Corporation and all of its subsidiaries. A centralized website ensures accurate and current public information as required by securities law. There will be no subsidiary, division, facility or function specific websites, or website links, unless first approved by the Chief Executive Officer of Extendicare Inc.

Personal Electronics and Computer Equipment

In an effort to establish standards and control expenses related to technology purchases, we have put into place the following policies with respect to the purchase, use and servicing of the following items:
a)	Personal Digital Assistants (PDA)

Extendicare will not purchase, acquire or support the use of PDA’s (eg. Palm Pilots) or PDA-like devices (eg. Blackberries) for use by employees unless approved by the Chief Executive Officer. Additionally, those devices acquired by individuals for their personal and professional use will not be interlinked to the company’s network or licensed applications unless approved by the Chief Executive Officer of Extendicare Inc.

b)	Personal Printers

Extendicare’s policy regarding printers is that printers should be shared where feasible, using network printers. Information Systems, on an ongoing basis, will evaluate printer installations to determine if redeployment should occur and to identify specific cases where exceptions may be necessary.

c)	Laptops

Laptops may be purchased in situations where employees travel 40% or more in performing their role and who require remote access to the system. These are minimum standards. A business case must be made for each laptop. An approved standard configuration has been developed and all future laptop purchases will conform to this standard. Docking stations and other accessories must be approved by the Chief Executive Officer of Extendicare Inc. for purchase with a laptop.

d)	Employee owned Computers and Electronics

Only those devices approved by the Chief Executive Officer of Extendicare Inc. will be allowed access to corporate networks and applications. If approved, these systems must maintain compliant with all virus, domain and interchange application standards at all times.
These policies will primarily impact new requests for these items received via a Project Request Form/Purchase Requisition. Individuals who currently have laptops or other equipment in place will not be affected by these new policies (with the possible exception of those individuals who have personal printers).